EXHIBIT 99.12

CONSENT OF BENOIT POUPEAU, FAUSIMM
The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2024, of Equinox Gold Corp. (the “Company”) and (ii) the Registration Statement on Form F-10 of the Company (File No. 333-282467).

/s/ Benoit Poupeau
By: Benoit Poupeau, FAusIMM

Dated: March 18, 2025